SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayer's ID (CNPJ/MF): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration: 1431-1
SEC (CUSIP) Registration 20441B407 – Class B Preferred Shares
SEC (CUSIP) Registration 20441B308 – Common Shares
LATIBEX Registration 29922 – Class B Preferred Shares

EXTRAORDINARY SHAREHOLDERS MEETING
CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are hereby invited to attend an Extraordinary Shareholders’ Meeting to be held on July 25, 2011 at 2:30 p.m. at the Company’s headquarters located at Rua Coronel Dulcídio, 800, in the city of Curitiba, to decide on the following agenda:

1.	Creation of a Chief Telecommunications Office;
2.

Amending the Company’s Bylaws as follows: a) article. 17 – adjustments to the composition of the Board of Executive Officers; b) article 20 – paragraph 1 – adjustments to the number of articles; c) article. 27 – adjustments to the names and attributes of the Chief Generation and Transmission Officer; d) insertion of article 30 – competencies of the Chief Telecommunications Officer; and d) renumbering of the articles subsequent to article 30; and

3.	Consolidation of the Company’s Bylaws.

Notes: a) Documents pertaining to the matters to be discussed at the Shareholders’ Meeting, in addition to the Manual for Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters and on its website (www.copel.com); and b) Proxy instruments for representation at the Shareholders’ Meeting should be filed with the Shareholders’ Section of the Financial and Investor Relations Area at the Company’s headquarters, located at Rua Coronel Dulcídio, 800, 3º andar, in the city of Curitiba, not later than forty-eight hours prior to the Meeting;

Curitiba, June 25, 2013

Mauricio Schulman
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 26, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.